TELEGLOBE INTERNATIONAL HOLDINGS LTD
                                P.O. BOX HM 1154
                                 10 QUEEN STREET
                             HAMILTON HM EX, BERMUDA

                                                                    May 25, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                     Re: Teleglobe International Holdings Ltd
                         Application to withdrawal Form 8-A12B (No. 001-32166)


Ladies and Gentlemen:

         On behalf of Teleglobe International Holdings Ltd, a Bermuda company ("the "Registrant"), we hereby request the withdrawal of the Registrant's Form 8-A12B filed with the Securities and Exchange Commission on April 30, 2004 (File No. 001-32166) (the "Registration Statement").

         The Registrant is making this request because the Registration Statement was inadvertently filed as a Form 8-A12B rather than a Form 8-A12G. The Registrant will file the appropriate Form 8-A12G on May 25, 2004.

         If you have any questions regarding this application, please contact David Rosewater (212) 756-2208 of Schulte Roth and Zabel, LLP, the Company's U.S. legal counsel.

                                   Sincerely,

                                   /s/ Michael Wu

                                   Michael Wu
                                   Authorized Representative in
                                   the United States